# SEC Schedule 13G/A (Amendment No. 47) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hasbro, Inc., CIK 0000046080
CUSIP: 418056107
Title of class of securities: Common Stock, Par Value $.50 Per Share
Address of issuer's principal executive offices: 1027 Newport Avenue, Pawtucket, Rhode Island (RI), 02861
Date of event which requires filing of this statement: 07/09/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000916371-24-000002
Filed by CIK 0000916371

## Reporting persons
- Estate of Alan G. Hassenfeld. Mr. Hassenfeld died July 9th, 2025. The Estate is represented by Vivien M. Hassenfeld, as the surviving spouse.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Hasbro, Inc.
Address of issuer's principal executive offices: 1027 Newport Avenue, Pawtucket, RI, 02861

## Item 2. Person Filing
Name of person filing:
Alan G. Hassenfeld (deceased). Mr. Hassenfeld died July 9, 2025. The Estate of Alan G. Hassenfeld (the "Estate") is represented by Vivien M. Hassenfeld, as the surviving spouse of Mr. Hassenfeld.

As a result of Mr. Hassenfeld's death, neither the Estate nor any single trust of which Mr. Hassenfeld was a fiduciary or beneficiary is the owner of more than 5% of the class of securities. For this reason, the Estate, as the reporting person, will respond "0" to questions 5-9 and 11 above.
Address of principal business office or, if none, residence:
c/o
Vivien M. Hassenfeld
776 Boylston Street, PE 1A
Boston, MA 02199
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 2(a)
Percent of class: See Item 2(a)
Sole power to vote or to direct the vote: See Item 2(a)
Shared power to vote or to direct the vote: See Item 2(a)
Sole power to dispose or to direct the disposition: See Item 2(a)
Shared power to dispose or to direct the disposition: See Item 2(a)

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Estate of Alan G. Hassenfeld. Mr. Hassenfeld died July 9th, 2025. The Estate is represented by Vivien M. Hassenfeld, as the surviving spouse.: /s/ Vivien M. Hassenfeld, Estate of Alan G. Hassenfeld, Vivien M. Hassenfeld, Surviving Spouse (11/05/2025)